UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:_X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. March 28, 2017.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informed the following information in accordance with article 9 and the third and fourth paragraphs of article 10 of the Chilean Market Securities Law, as well as in accordance with the provisions of General Rule No. 30:

As of today, the Company has come to an agreement with the former CEO of the Comapny, Mr. Patricio Contesse Gonzalez, which allows the Company to terminate the labor law suit (“Labor Suit”) between Mr. Contesse filed against the Company. This suit was first heard before the First Labor Court of Santiago (Primer Juzgado de Letras del Trabajo de Santiago) in which both parties discussed the severance amount to be paid to by the Company to Mr. Contesse. The judgement by the First Appeals Court of Santiago (Iltma. Corte de Apelaciones de Santiago) dated November 8, 2016, upheld the appeal filed by Mr. Contesse, reversing the first judgement, which initially received the objection opposed by the Company, stating the action for recovery of compensation deducted in the Labor Suit.

The amount that the Company has agreed to paid to terminate the Labor Suit is less than the amount the Company was sued for by Mr. Patricio Contesse. The amount related to this Labor Suit has been provisioned for in the financial statements as of December 31, 2016.

The information presented is in line with the reserved essential fact (hecho esencial reservado) that was sent to the Superintendency of Securities and Insurance (SVS) on March 2, 2017. A copy of that essential fact is attached for your reference.

Translation of Reserved Essential Fact dated March 2, 2017.

SQM informed the information outlined below as a reserved essential fact (hecho esencial reservado) in accordance with article 9 and the third and fourth paragraphs of article 10 of the Chilean Market Securities Law, as well as in accordance with the provisions of General Rule No. 30, and in the regulation 687:

1.	On March 1, 2017, the Board of Directors, by divided vote agreed to settle with the former CEO, Mr. Patricio Contesse, thereby ending the Labor Suit between Mr. Contesse and the Company. The following Board Members voted in favor of the settlement: Gonzalo Guerrero Y., Hans Dieter Linneberg, Julio Rebolledo D., y Eugenio Ponce L. This suit was heard before the First Labor Court of Santiago (Primer Juzgado de Letras del Trabajo de Santiago) in which the court should determine the amount to be paid to Mr. Contesse. Then, by judgement dated November 8, 2016 the Appeals Court of Santiago will decide to revoke the decision made by the First Labor Court of Santiago. The Company has instructed its lawyers to negotiate this agreement.
2.	Given that Company has not reached final amounts of the settlement, and that the Company cannot guarantee that a settlement will be made, the disclosure of this information could harm the interests of the Company. The entire Board of Directors has unanimously to communicate this information in a confidential manner.
3.	We estimate that the negotiation with Mr. Contesse will last up to 45 days to finalize, during which this information will remain confidential.
4.	Finally, we inform that Patricio de Solminihac T, CEO; Ricardo Ramos, VP of Corporate Services, and Gonzalo Aguirre T., General Counsel, along with advisors Manuel José Vial and Martin del Rio P, along with the Board Members are knowledgeable of the decision made by the Board of Directors.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 28, 2017	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

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